
Mail Stop 3561

April 9, 2010

Denis McGlynn
Chief Executive Officer
Dover Motorsports, Inc.
1131 North DuPont Highway
Dover, Delaware 19901

> **Re:** **Dover Motorsports, Inc.**
> **Definitive Schedule 14A Proxy Statement**
> **Filed March 30, 2010**
> **File No. 001-11929**

Dear Mr. McGlynn:

We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please respond within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note your statement in opposition to proposal number two on page nine that "Under our Bylaws, it also separately requires the affirmative vote of seventy-five percent (75%) of our Class A Common Stock." We note that Section 8.7(g) of your bylaws attempts to provide for this. However this bylaw appears to conflict with paragraph two of the sixth article in your Restated Certificate of Incorporation which permits stockholders to repeal bylaws "provided however, that any such additional by-laws, alterations or repeal may be adopted only by the affirmative vote of the holders of 75% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors." With a view to providing an accurate representation of the material facts, please provide us a supplemental response addressing this matter no later than Monday April 12, 2010. If you agree with the above analysis please state in your response letter what course of action you propose to take. If you disagree, please provide an analysis explaining why you believe this bylaw is permissible and does not conflict with your Restated Certificate of Incorporation.

* * * * *

<u>Closing Comments</u>

Please provide us a supplemental response addressing these matters no later than Monday April 12, 2010. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Dana Brown at (202) 551-3859 if you have questions regarding this comment.

Sincerely,

John Dana Brown
Attorney-Advisor

cc: Klaus M. Belohoubek
       Fax: (302) 475-3555